Exhibit 12.1

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the twelve months ended, December 31, 2010

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$52,334,314

Add:
Interest on indebtedness (excluding capitalized interest)	233,543,082
Amortization of debt related expenses	6,972,171
Portion of rents representative of the
interest factor	8,087,630
300,937,197

Distributed income from equity investees	162,859,662

Pretax earnings from continuing operations, as adjusted	$463,796,859

Fixed charges -
Interest on indebtedness (including capitalized interest)	$248,273,133
Amortization of debt related expenses	2,803,019
Portion of rents representative of the interest factor	8,087,630

Fixed charges	$259,163,782

Ratio of earnings to fixed charges	1.79

158